Exhibit 99.5

Akumin Inc. Announces Third Quarter 2020 Financial Results

November 11, 2020 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended September 30, 2020 (“Q3 Fiscal 2020”).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Sep. 30, 2020	3-month period ended Sep. 30, 2019	9-month period ended Sep. 30, 2020	9-month period ended Sep. 30, 2019
Volume in RVUs	1,490	1,435	4,109	3,664
Revenue	67,125	68,874	192,014	170,410
EBITDA (1)	16,616	19,323	52,468	42,612
Adjusted EBITDA (1)	17,827	18,039	46,518	39,581
EPS – Diluted	(0.03)	0.03	(0.06)	0.05
Adjusted EPS – Diluted (1)	0.04	0.06	0.07	0.17

(1)	See “Non-IFRS Measures” below.

Commenting on the Q3 Fiscal 2020 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “During the quarter ending September 30, 2020 we generated revenue of $67.1 million and Adjusted EBITDA of $17.8 million. On a sequential quarter basis, RVU volume increased approximately 36% versus that in Q2 Fiscal 2020, which was severely impacted by the lockdowns implemented due to the COVID-19 pandemic. This strong recovery is validation of Akumin’s platform as an essential healthcare service provider.

“Akumin’s volume in Q3 Fiscal 2020 was approximately 1,490,000 RVUs, compared to approximately 1,435,000 RVUs in Q3 Fiscal 2019, an increase of 4%. On an organic volume basis, RVUs decreased by 8% compared to the same prior period,” Mr. Zine continued. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“In addition, we finished the quarter with $27.4 million cash-on-hand.

“As announced on November 2, 2020, Akumin closed its offering of $400 million in 7% senior secured notes due 2025 and a new revolving credit facility of $55 million. The proceeds of the notes were used to refinance all of Akumin’s credit facilities with excess cash proceeds for general corporate purposes. Our access to the U.S. debt capital markets is another major milestone in the Company’s execution of its U.S. capital markets strategy. These notes provide us with a flexible balance sheet, a platform for funding future growth, and a broadening of our investor base. We sincerely thank our Joint Book-Running Managers, Barclays, Citigroup, Morgan Stanley and BBVA for their support in this financing, as well as Co-Managers Raymond James, Craig-Hallum Capital Group and William Blair. We also take this opportunity to express our appreciation for all the lenders and institutions that have supported the capital structure of the Company to date.”

Third Quarter Fiscal 2020 Financial Results Call

Akumin would like to invite interested parties to the Corporation’s Third Quarter Fiscal 2020 Financial Results Call, to be held on November 12, 2020 from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/Q3-2020-Results. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Thursday, November 19, 2020 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 5482562.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Q3 Fiscal 2020 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release refers to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, “Adjusted net income (loss) attributable to shareholders of Akumin” and “Adjusted EPS – Diluted”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated November 11, 2020 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Management’s Discussion & Analysis dated November 11, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019
Service fees – net of allowances and discounts	66,587	68,223
Other revenue	538	651

Revenue	67,125	68,874

Employee compensation	21,373	23,794
Reading fees	9,507	9,476
Rent and utilities	2,261	2,736
Third party services and professional fees	5,396	5,122
Administrative	2,736	3,253
Medical supplies and other expenses	2,456	1,797
Depreciation and amortization	8,668	8,142
Stock-based compensation	568	853
Interest expense	11,361	9,591
Settlement costs and other (recoveries)	1,612	(208)
Acquisition related costs	174	444
Financial instruments revaluation and other (gains) losses	3,573	1,693

Income (loss) before income taxes	(2,560)	2,181

Income tax provision (recovery)	(986)	(398)
Non-controlling interests	853	591

Net income (loss) attributable to shareholders of Akumin	(2,427)	1,988

Adjusted EBITDA (in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019
Revenue	67,125	68,874

Less:
Employee compensation	21,373	23,794
Reading fees	9,507	9,476
Rent and utilities	2,261	2,736
Third party services and professional fees	5,396	5,122
Administrative	2,736	3,253
Medical supplies and other expenses	2,456	1,797
IFRS 16 impact on leases	4,716	4,066

Sub-total	48,445	50,244

Non-controlling interests	853	591

Adjusted EBITDA	17,827	18,039

Adjusted EBITDA Margin	27%	26%

(in thousands)	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Service fees – net of allowances and discounts	190,381	168,588
Other revenue	1,633	1,822

Revenue	192,014	170,410

Employee compensation	62,072	60,458
Reading fees	27,854	24,242
Rent and utilities	8,509	6,935
Third party services and professional fees	16,503	12,637
Administrative	9,246	8,898
Medical supplies and other expenses	6,961	4,939
Depreciation and amortization	25,774	20,907
Stock-based compensation	1,726	2,805
Interest expense	31,587	18,361
Settlement costs and other (recoveries)	1,418	(1,439)
Acquisition related costs	474	2,994
Financial instruments revaluation and other (gains) losses	2,829	3,745

Income (loss) before income taxes	(2,939)	4,928

Income tax provision	(966)	148
Non-controlling interests	1,954	1,584

Net income (loss) attributable to shareholders of Akumin	(3,927)	3,196

Adjusted EBITDA (in thousands)	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Revenue	192,014	170,410

Less:
Employee compensation	62,072	60,458
Reading fees	27,854	24,242
Rent and utilities	8,509	6,935
Third party services and professional fees	16,503	12,637
Administrative	9,246	8,898
Medical supplies and other expenses	6,961	4,939
IFRS 16 impact on leases	12,397	11,136

Sub-total	143,542	129,245

Non-controlling interests	1,954	1,584

Adjusted EBITDA	46,518	39,581

Adjusted EBITDA Margin	24%	23%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Net income (loss) attributable to shareholders of Akumin	(2,427)	1,988	(3,927)	3,196

Income tax provision (recovery)	(986)	(398)	(966)	148
Depreciation and amortization	8,668	8,142	25,774	20,907
Interest expense	11,361	9,591	31,587	18,361

EBITDA	16,616	19,323	52,468	42,612

Adjustments:
Stock-based compensation	568	853	1,726	2,805
Settlement costs and other (recoveries)	1,612	(208)	1,418	(1,439)
Acquisition-related costs	174	444	474	2,994
Financial instruments revaluation and other (gains) losses	3,573	1,693	2,829	3,745
IFRS 16 impact on leases	(4,716)	(4,066)	(12,397)	(11,136)

Adjusted EBITDA	17,827	18,039	46,518	39,581

Revenue	67,125	68,874	192,014	170,410

Adjusted EBITDA Margin	27%	26%	24%	23%

Adjusted EBITDA	17,827	18,039	46,518	39,581

Less:
Depreciation and amortization	8,668	8,142	25,774	20,907
Interest expense	11,361	9,591	31,587	18,361
Add:
IFRS 16 impact on depreciation and interest expense	5,867	5,370	17,667	14,753

Sub-total	3,665	5,676	6,824	15,066

Effective tax rate (1)	24.1%	24.3%	24.1%	24.3%
Tax effect	884	1,376	1,645	3,654

Adjusted net income attributable to shareholders of Akumin	2,781	4,300	5,179	11,412

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.